February 16, 2011

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bancshares, Inc.
340 West Main Street
Abingdon, Virginia 24210-1128

Re: Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622

Dear Mr. Neese:

We have reviewed your response to our January 3, 2011 letter and we have the following additional comments.

Form 10-K

Exhibit 13.

1. Please refer to your response to comment 9 of our January 3, 2011 letter and address the following:

- We note that you apply Scenario 9 using FDIC default data from 1988-1992 and that, while you review and monitor the specific credit characteristics of the underlying collateral, that information is not used to estimate deferral and default rates. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I of the FASB Accounting Standards Codification (paragraphs 10 and 12 of FSP EITF 99-20-1 and 25 and 26 of FSP 115-2), we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumption based on FDIC default data from 1988-1992 for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral/default assumptions. Please provide us the results of this revised methodology, including quantification of how it differed from your current policy in measuring other-than-temporary impairment.

2. Please clarify for us and in future filings what you mean by the statement that cash flows are discounted at the book yield, clarifying how it complies with ASC 320-10-35-33D, which states that you should use the effective interest rate.

* * * * *

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

You may contact Paul Cline, Staff Accountant, at 202-551-3851, or me at (202) 551-3474 if you have questions regarding our comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant